UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                               January 4, 2021

  Honghui Liao
  Chief Financial Officer
  Wanda Sports Group Company Limited
  9/F, Tower B, Wanda Plaza
  93 Jianguo Road, Chaoyang District
  100022, Beijing
  People   s Republic of China

          Re:     Wanda Sports Group Company Limited
                  Schedule 13E-3
                  Schedule 14D-9
                  Filed on December 23, 2020 by Wanda Sports Group Company Ltd. File No. 005-91359

  Dear Mr. Liao,

          We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

          If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment to either or both of the filings is appropriate, please tell us why in a written response.

  Schedule 13E-3

  General

  1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document delivered to security holders. Please revise to place the legend on the front cover page of the solicitation statement filed under cover of
Schedule 14D-9, or
     confirm that the Schedule 13E-3 was delivered to unaffiliated security holders in its entirety.

  2. Please advise us how the disclosures required by Rule 13e-3(e)(1)(i) and
(ii) were delivered
     to unaffiliated security holders under Rule 13e-3(f)(2).
 Honghui Liao
Wanda Sports Group Company Limited
January 4, 2021
Page 2

Item 13. Financial Statements Consideration

3. Financial information has been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to
   Item 13 of Schedule 13E-3, however, Wanda is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Notwithstanding the information incorporated by reference from the Offer to Purchase, please revise to provide summary financial information that fully complies with Item 1010(c) of Regulation
   M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to
   Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm. This interpretation provides guidance on complying with a near-identical instruction in Item 10 of Schedule TO.

Exhibit 99(c)(1)

4. The financial advisor represents that its prior written consent was required before making public release of the information. Please revise the disclosure statement to state, if true, that the financial advisor has consented to the use of its opinion and related disclosure content including that which has been filed separately as Exhibits (c)(2) and (c)(3)
    for purposes of
   public disclosure in the Schedule 13E-3 and Schedule 14D-9. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link
   below as being necessary to clarify unaffiliated security holders    right
to rely on such
   materials.
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Exhibits 99(c)(2)-(c)(3)

5. These exhibits state that the materials were prepared    solely    for the
use of the recipient and
   that the financial advisor    expressly disclaims any liability [ ] to any
person in connection
   with the materials.    This disclaimer suggests unaffiliated security
holders are prohibited
   from relying upon the disclosure content in making an investment decision and would be precluded from taking legal action with respect to the disclosures presented. Please revise this disclaimer or make clear in the solicitation/recommendation statement filed under cover of Schedule 14D-9 that unaffiliated security holders are not precluded from seeking to make any claims or enforce any rights that they may have in a court of competent jurisdiction.

Schedule 14D-9

Tender Offer and the Transaction, page 1

6. Wanda suffered net operating losses for fiscal years 2017-2019. In light of the planned delisting of the ADSs from NASDAQ, please revise to specify the constituency
or
   constituencies, if any, expected to become the beneficiaries of Wanda   s
future use of any net
   operating loss carryforwards. Please quantify that benefit to the extent practicable. See
   Instruction 2 to Item 1013(d) of Regulation M-A.
 Honghui Liao
Wanda Sports Group Company Limited
January 4, 2021
Page 3

Fairness of the Offer and the Going Private Transactions, page 12

7. Section 13(e) and Rule 13e-3, by their terms, apply on a class-by-class basis and to each step
   of a multi-step transaction. See the definition of    Rule 13e-3 transaction
   in Rule 13e-
   3(a)(3) and the adopting release for Rule 13e-3, Release No. 34-16075 (August 2, 1979). At
   present, the fairness determination is expressed in terms of a position taken with respect to
      Going Private Transactions.    Please revise to conform the fairness
determination to the
   standards set forth in the cited regulatory provisions with respect to only the tender offer. In addition, please provide us with a brief legal analysis as to whether or not a separate
   Schedule 13E-3 filing will be required for any transaction other than the instant tender offer.

8. Please revise to state, if true, that the Board produced the fairness determination on behalf of
   Wanda Sports Group Company. Regardless of any delegation of authority to the Board, Item
   8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished
   from the Board. The term    subject company    is defined in Item 1000(f) of
Regulation M-A.

9. Please produce a complete discussion of the factors considered by the issuer in support of its fairness determination by specifically addressing all of the factors identified in Instruction 2 to Item 1014 of Regulation M-A. See Item 1014(b) of Regulation M-A. For example, the fairness of the consideration in relation to going concern value should be specifically addressed by Wanda or an analysis of that factor conducted by another party, such as the financial advisor, should be expressly adopted. Refer to Instruction 2 of
Item 1014 of
   Regulation M-A and Questions 20-21 in Exchange Act Release 17719 (April 13,
1981).
   Negative responses to Item 1014 are required under Instruction E to Schedule 13E-3.

10. Notwithstanding the existing discussion of the procedural safeguards implemented to assure fairness of the Rule 13e-3 transaction, please specifically address the extent to which the transaction was structured to comply with Items 1014(c)-(e) and provide a statement in response to Item 1014(f), or advise. If applicable, please also revise to include the negative disclosures required by General Instruction E of Schedule 13E-3.

11. While Item 8 of Schedule 13E-3 requires the issuer to provide an analysis of the factors upon which it relied, as the subject company, to produce its fairness determination in compliance with Item 1014(b) of Regulation M-A, Item 4 of Schedule 14D-9 requires the issuer to
    provide reasons     as distinguished from factors     in support of its
recommendation in
    accordance with Item 1012(b) of Regulation M-A. Advise us, with a view towards revised disclosure, where we can locate the disclosure by the issuer that complies with these items.

Persons/Assets Retained, Employed, Compensated or Used, page 25

12. Given the discrete disclosures on expenses, please advise us how compliance with Item 10 of
    Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A has been effectuated.
 Honghui Liao
Wanda Sports Group Company Limited
January 4, 2021
Page 4

       We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions

cc: Peter X. Huang, Esq.